Exhibit 99.1

Turquoise Hill Resources Ltd.

Condensed Interim Consolidated Financial Statements

March 31, 2019

(Unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2019	2018

Revenue	4	$352,680	$245,592

Cost of sales	5	(169,134)	(168,869)
Gross margin		183,546	76,723

Operating expenses	6	(70,346)	(30,285)

Corporate administration expenses		(4,544)	(4,893)

Other income (expenses)		1,243	(2,678)
Income before finance items and taxes		109,899	38,867

Finance items

Finance income	7	32,829	38,895

Finance costs	7	(2,018)	(23,986)
		30,811	14,909
Income from operations before taxes		$140,710	$53,776

Income and other taxes		(35,510)	25,928
Income for the period		$105,200	$79,704

Attributable to owners of Turquoise Hill Resources Ltd.		111,237	85,692

Attributable to owner of non-controlling interest		(6,037)	(5,988)
Income for the period		$105,200	$79,704

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.		$0.06	$0.04

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2019	2018

Income for the period	$105,200	$79,704

Other comprehensive loss:

Items that will not be reclassified to income:

Changes in the fair value of marketable securities at FVOCI	(535)	(3,200)
Other comprehensive loss for the period (a)	$(535)	$(3,200)

Total comprehensive income for the period	$104,665	$76,504

Attributable to owners of Turquoise Hill	110,702	82,492

Attributable to owner of non-controlling interest	(6,037)	(5,988)
Total comprehensive income for the period	$104,665	$76,504

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2019 (2018: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2019	2018

Cash generated from operating activities before interest and tax	17	$49,838	$14,680

Interest received		23,757	19,019

Interest paid		(78,574)	(12,221)

Income and other taxes paid		(710)	(2,068)
Net cash generated from (used in) operating activities		(5,689)	19,410

Cash flows from investing activities

Receivable from related party: amounts withdrawn	18	275,000	320,000

Expenditures on property, plant and equipment		(325,294)	(285,716)
Cash generated from (used in) investing activities		$(50,294)	$34,284

Cash flows from financing activities

Payment of lease liability		(2,408)	-
Cash used in financing activities		$(2,408)	$-

Effects of exchange rates on cash and cash equivalents		119	(44)
Net increase (decrease) in cash and cash equivalents		$(58,272)	$53,650

Cash and cash equivalents - beginning of period		$1,603,067	$1,444,783

Cash and cash equivalents - end of period		1,544,795	1,498,433
Cash and cash equivalents as presented on the balance sheets		$1,544,795	$1,498,433

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

		March 31,	December 31,
	Note	2019	2018

Current assets

Cash and cash equivalents	8	$1,544,795	$1,603,067

Inventories	9	245,916	242,970

Trade and other receivables		48,872	30,264

Prepaid expenses and other assets		91,307	30,213

Receivable from related party	10	1,446,649	1,620,073
		3,377,539	3,526,587
Non-current assets

Property, plant and equipment	11	9,244,795	8,838,305

Inventories	9	14,258	18,655

Deferred income tax assets	14	623,708	649,421

Receivable from related party and other financial assets	10	176,425	279,019
		10,059,186	9,785,400
Total assets		$13,436,725	$13,311,987

Current liabilities

Borrowings and other financial liabilities	13	$8,466	$-

Trade and other payables	12	512,923	459,244

Deferred revenue		13,127	75,162
		534,516	534,406
Non-current liabilities

Borrowings and other financial liabilities	13	4,200,270	4,187,297

Deferred income tax liabilities	14	55,424	47,934

Decommissioning obligations	15	132,948	131,565
		4,388,642	4,366,796
Total liabilities		$4,923,158	$4,901,202

Equity

Share capital		$11,432,122	$11,432,122

Contributed surplus		1,558,414	1,558,264

Accumulated other comprehensive income		309	844

Deficit		(3,560,415)	(3,670,310)
Equity attributable to owners of Turquoise Hill		9,430,430	9,320,920

Attributable to non-controlling interest	16	(916,863)	(910,135)
Total equity		$8,513,567	$8,410,785
Total liabilities and equity		$13,436,725	$13,311,987

Commitments and contingencies (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on May 14, 2019 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson

P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD. Consolidated Statements of Equity (Stated in thousands of U.S. dollars)
(Unaudited)
Three Months Ended March 31, 2019	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance as previously reported	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$(910,135)	$8,410,785

Impact of change in accounting policy (Note 2)	-	-	-	(1,342)	(1,342)	(691)	(2,033)
Restated opening balance	$11,432,122	$1,558,264	$844	$(3,671,652)	$9,319,578	$(910,826)	$8,408,752
Income for the period	-	-	-	111,237	111,237	(6,037)	105,200
Other comprehensive loss for the period	-	-	(535)	-	(535)	-	(535)
Employee share plans	-	150	-	-	150	-	150
Closing balance	$11,432,122	$1,558,414	$309	$(3,560,415)	$9,430,430	$(916,863)	$8,513,567

Three Months Ended March 31, 2018	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

Income for the period	-	-	-	85,692	85,692	(5,988)	79,704
Other comprehensive loss for the period	-	-	(3,200)	-	(3,200)	-	(3,200)
Employee share plans	-	92	-	-	92	-	92
Closing balance	$11,432,122	$1,558,194	$519	$(3,995,816)	$8,995,019	$(899,199)	$8,095,820

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations

The condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on May 14, 2019. Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at March 31, 2019.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018.

(b)	Changes in accounting policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16, Leases and IFRIC 23, Uncertainty Over Income Tax Treatments, both of which were effective and have been applied from January 1, 2019. The impact of adoption and the accounting policies applied with regards to IFRS 16 and IFRIC 23 are discussed in Note 2(b)(i) and Note 2(b)(ii), respectively.

(i)	Leases under IFRS 16

The Company has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17, Leases. The details of accounting policies under IAS 17 are disclosed separately below.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

On January 1, 2019, the Company recognized a right of use asset of $16.8 million and a corresponding lease liability of $18.8 million, recognizing the difference in Equity ($1.3 million in Deficit and $0.7 million in Non-controlling interest). The following is a reconciliation of the Company’s operating lease commitments immediately preceding the adoption of IFRS 16 to the lease liability recorded on January 1, 2019:

Operating leases - aggregate of minimum lease payments under non-cancellable leases reported at December 31, 2018 (Note 19)	$25,861
Short term leases (under one year) - undiscounted	(3,850)
Low value leases - undiscounted	(185)
Finance lease liability already on balance sheet at December 31, 2018 (Note 13)	12,057
Effects of discounting on payments included in the calculation of the lease liability (excluding finance lease balances)	(15,098)
Lease liability opening balance at January 1, 2019	$18,785

The Company applied the following optional practical expedients permitted under the standard:

–

For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), the Company opted to recognize a lease expense on a straight-line basis;

–	to exclude any initial direct costs from the measurement of the right of use asset at transition; and
–	to apply the use of hindsight when reviewing the lease arrangement for determination of the measurement or term of the lease under the retrospective method.

The following is the Company’s new accounting policy for leases under IFRS 16:

For contracts entered into, or changed, on or after January 1, 2019, at inception of a contract, the Company assesses whether a contract is, or contains, a lease. This occurs if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess this, the Company considers whether:

–	The contract involves the use of an identified asset;
–	the Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and
–	the Company has the right to direct the use of the asset.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

For contracts entered into before January 1, 2019, the Company determined whether the arrangement was or contained a lease based on the assessment of whether:

–	Fulfilment of the arrangement was dependent on the use of specified assets; and
–	The arrangement had conveyed a right to use the asset. The arrangement had conveyed a right to use the asset if one of the following conditions was met:
•	The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant part of the output;
•	the purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or
•

facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost. The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the useful life or the end of the lease term. The estimated useful lives of right of use assets are determined on the same basis as those of property, plant and equipment. In addition, they are periodically reduced by any impairment losses and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted at the weighted average incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise: fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee, and the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments arising from a change in index payment or rate, if there is a change in the Company’s estimate of the amount expected to be payable under any residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset, or is recorded in the consolidated statement of income if the carrying amount of the asset has been reduced to nil.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(b)	Changes in accounting policies (continued)

The Company presents right of use assets in Property, plant, and equipment and lease liabilities in Borrowings and other financial liabilities in the consolidated balance sheet.

Comparative period under IAS 17

In the comparative period, assets that are classified as operating leases are not recognized in the Company’s consolidated balance sheet. Payments made under operating leases are recognized in the consolidated statement of income on a straight-line basis over the term of the lease.

The Company classifies leases that transfer substantially all of the risks and rewards of ownership as finance leases. In this instance, the leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments.

(ii)	IFRIC 23, Uncertainty Over Income Tax Treatments

This interpretation changed the method of calculating provisions for uncertain tax positions. The Company previously recognized provisions based on the most likely amount of the liability, if any, for uncertain tax positions. IFRIC 23 requires an entity to first consider if it is probable that a taxation authority will accept an uncertain tax treatment. If it is concluded that it is not probable, a probability weighted approach is to be taken for issues for which there are a wide range of possible outcomes. For tax issues with a binary outcome, the most likely amount method still remains. The initial adoption of IFRIC 23 had no impact on the Company’s consolidated financial statements.

(c)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2019. None of these standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment

	Three Months Ended March 31, 2019
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$352,680	$-	$352,680

Cost of sales	(169,134)	-	(169,134)
Gross margin	183,546	-	183,546

Operating expenses	(83,329)	12,983	(70,346)

Corporate administration expenses	-	(4,544)	(4,544)

Other income	798	445	1,243
Income before finance items and taxes	101,015	8,883	109,899

Finance items

Finance income	8,052	24,777	32,829

Finance costs	(108,204)	106,186	(2,018)

Income from operations before taxes	$863	$139,846	$140,710

Income and other taxes	(18,617)	(16,893)	(35,510)

Income (loss) for the period	$(17,754)	$122,953	$105,200

Depreciation and depletion	44,939	-	44,939

Capital additions	442,619	-	442,619

Total assets	10,238,136	3,198,589	13,436,725

(a)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the three months ended March 31, 2019, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $78.8 million, $58.3 million, $53.4 million, and $35.4 million (March 31, 2018 - $37.8 million, $37.3 million, $35.1 million and $31.1 million, and $26.9 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Three Months Ended March 31, 2018
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$245,592	$-	$245,592

Cost of sales	(168,869)	-	(168,869)
Gross margin	76,723	-	76,723

Operating expenses	(41,728)	11,443	(30,285)

Corporate administration expenses	-	(4,893)	(4,893)

Other expenses	(2,402)	(276)	(2,678)
Income before finance items and taxes	32,593	6,274	38,867

Finance items

Finance income	13,769	25,126	38,895

Finance costs	(94,238)	70,252	(23,986)

Income (loss) from operations before taxes	$(47,876)	$101,652	$53,776

Income and other taxes	30,264	(4,336)	25,928

Income (loss) for the period	$(17,612)	$97,316	$79,704

Depreciation and depletion	56,239	-	56,239

Capital additions	370,228	-	370,228

Total assets	8,622,660	4,327,792	12,950,452

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

4.	Revenue

	Three Months Ended March 31, 2019
	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:

Copper	$210,879	$13,055	$ 223,934

Gold	122,502	3,177	125,679

Silver	2,924	143	3,067

	$336,305	$16,375	$ 352,680

	Three Months Ended March 31, 2018
	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:

Copper	$207,488	$(5,422)	$ 202,066

Gold	39,001	1,281	40,282

Silver	3,209	35	3,244

	$249,698	$(4,106)	$ 245,592
(a) Other revenue relates to gains (losses) on the revaluation of trade receivables. 5. Cost of sales
		Three Months Ended March 31,
		2019	2018

Production and delivery		$125,952	$ 114,625

Depreciation and depletion		44,629	55,610

Reversal of provision against carrying value of inventories (Note 9)		(1,447)	(1,366)

		$169,134	$ 168,869

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

6.	Operating expenses

	Three Months Ended March 31,

	2019	2018

Oyu Tolgoi administration expenses	$31,184	$18,207

Royalty expenses	19,739	14,913

Inventory write downs (reversals) (a)	12,558	(9,994)

Selling expenses	6,555	6,440

Depreciation	310	719

	$70,346	$30,285
(a) Inventory write downs (reversals) include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9. 7. Finance Items
	Three Months Ended March 31,

	2019	2018

Finance income:

Interest income (a)	$32,829	$38,895
	$32,829	$38,895

Finance costs:

Interest expense and similar charges	$(102,273)	$(90,323)

Amounts capitalized to property, plant and equipment (b)	101,590	67,618

Accretion of decommissioning obligations (Note 15)	(1,335)	(1,281)

	$(2,018)	$(23,986)

(a)

Finance income on the related party receivable relates to amounts placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 18).

(b)	The majority of the costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.3%.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

8.	Cash and cash equivalents

	March 31, 2019	December 31, 2018

Cash at bank and on hand	$80,226	$148,040

Money market funds and other cash equivalents (a)	1,464,569	1,455,027

	$1,544,795	$1,603,067
(a) At March 31, 2019, short-term liquid investments of $741.7 million (December 31, 2018 - $741.7 million) were placed with Rio Tinto (refer to Note 18). 9. Inventories
	March 31, 2019	December 31, 2018

Current

Concentrate	$85,396	$69,691

Ore stockpiles	78,595	76,512

Provision against carrying value of ore stockpiles	(19,617)	(15,636)

Materials and supplies	174,983	185,994

Provision against carrying value of materials and supplies	(73,441)	(73,591)

	$245,916	$242,970

Non-current

Ore stockpiles	$25,161	$25,005

Provision against carrying value of ore stockpiles	(10,903)	(6,350)

	$14,258	$18,655

During the three months ended March 31, 2019, $169.1 million (March 31, 2018 - $168.9 million) of inventory was charged to cost of sales (Note 5).

During the three months ended March 31, 2019, net write down charges of $11.1 million (March 31, 2018 – net reversals of $11.4 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the three months ended March 31, 2019, inventory on which there was a provision against carrying value of $2.7 million (March 31, 2018 - $2.5 million) was sold and recognized in cost of sales for the period.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

10.	Receivable from related party and other non-current financial assets

	March 31, 2019	December 31, 2018
Current assets:

Receivable from related party (Note 18)	$1,446,649	$1,620,073
	$1,446,649	$1,620,073

	March 31, 2019	December 31, 2018

Receivable from related party and other non-current financial assets:

Receivable from related party (Note 18)	$164,635	$266,211

Marketable securities	5,031	5,566

Other	6,759	7,242

	$176,425	$279,019

11. Property, plant and equipment

	Oyu Tolgoi
	Mineral		Capital	Other
Three Months Ended	property	Plant and	works in	capital
March 31, 2019	interests	equipment	progress	assets	Total

Net book value:

January 1, 2019 as previously reported	$799,113	$3,263,447	$4,775,745	$-	$8,838,305

Impact of change in accounting policy (Note 2)	-	16,751	-	-	16,751

January 1, 2019 restated	$799,113	$3,280,198	$4,775,745	$-	$8,855,056

Additions	6,047	1,157	333,825	-	341,029

Interest capitalized (Note 7)	-	-	101,590	-	101,590

Depreciation for the period	(15,494)	(37,386)	-	-	(52,880)

Transfers and other movements	-	24,292	(24,292)	-	-

March 31, 2019	$789,666	$3,268,261	$5,186,868	$-	$9,244,795

Cost	1,253,293	4,761,166	5,186,868	1,152	11,202,479

Accumulated depreciation / impairment	(463,627)	(1,492,905)	-	(1,152)	(1,957,684)

March 31, 2019	$789,666	$3,268,261	$5,186,868	$-	$9,244,795

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

11.	Property, plant and equipment (continued)

	Oyu Tolgoi
	Mineral		Capital	Other
Three Months Ended March 31, 2018	property interests	Plant and equipment	works in progress	capital assets	Total

Net book value:

January 1, 2018	$834,310	$3,197,491	$3,315,171	$-	$7,346,972

Additions	3,377	-	299,233	-	302,610

Interest capitalized (Note 7)	-	-	67,618	-	67,618

Depreciation for the period	(13,181)	(42,260)	-	-	(55,441)

Transfers and other movements	-	7,353	(7,353)	-	-

March 31, 2018	$824,506	$3,162,584	$3,674,669	$-	$7,661,759

Cost	1,229,486	4,548,908	3,674,669	1,152	9,454,215

Accumulated depreciation / impairment	(404,980)	(1,386,324)	-	(1,152)	(1,792,456)

March 31, 2018	$824,506	$3,162,584	$3,674,669	$-	$7,661,759

12. Trade and other payables

				March 31,	December 31,
				2019	2018

Trade payables and accrued liabilities				$383,028	$395,883

Interest payable on long-term borrowings				76,343	10,906

Payable to related parties (Note 18)				51,235	51,490

Other				2,317	965

				$512,923	$459,244

13. Borrowings and other financial liabilities

				March 31,	December 31,
				2019	2018

Current liabilities:

Lease liabilities (b)				$8,466	$-

				$8,466	$-

				March 31,	December 31,
				2019	2018

Non-current liabilities:

Project finance facility (a)				$4,178,836	$4,175,240

Lease liabilities (b)				21,434	12,057

				$4,200,270	$4,187,297

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

13.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At March 31, 2019, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	March 31, 2019		Original	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)	Term	Pre-completion	Post-completion

International Financial
Institutions - A Loan	$769,693	$921,915	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	872,132	973,488	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	272,294	313,520	13 years	2.3%	2.3%

MIGA Insured Loan	676,779	752,711	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks	1,587,938	1,713,724	12 years	LIBOR + 3.4%	LIBOR + 4.4%
- B Loan				Includes $50 million 15-year loan at A Loan rate

	$4,178,836	$4,675,358

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value on the relevant draw down dates, with aggregate initial fair value being $4,347.2 million before transaction costs. At March 31, 2019, these borrowings are stated net of $168.3 million amortized transaction costs.

(b)	Lease liabilities are discounted at the weighted average incremental borrowing rate of 9.13% at March 31, 2019.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

14.	Deferred income taxes

	March 31,	December 31,
	2019	2018

Deferred tax assets

Non-capital losses	$339,776	$345,368

Other temporary differences including accrued interest	283,932	304,053

	$623,708	$649,421

Deferred tax liabilities

Withholding tax	(55,424)	(47,934)

	$(55,424)	$(47,934)

15. Decommissioning obligations
	Three Months Ended March 31,
	2019	2018

Opening carrying amount	$131,565	$125,721

Changes in estimates and new estimated cash flows	48	(93)

Accretion of present value discount	1,335	1,281

	$132,948	$126,909

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $275.2 million (December 31, 2018 - $273.7 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2018 - 2.0%).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

16.	Non-controlling interest

	Non-controlling Interest:
	Oyu Tolgoi (a)
	Three Months Ended March 31,

	2019	2018

Balance, January 1	$(910,135)	$(893,211)

Impact of change in accounting policy (Note 2)	(691)	-

Restated balace, January 1	$(910,826)	$(893,211)

Non-controlling interest’s share of loss	(6,037)	(5,988)

Common share investments funded on behalf of non-controlling interest (a)	57,800	59,500

Funded amounts repayable to the Company (a)	(57,800)	(59,500)

Balance, March 31	$(916,863)	$(899,199)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at March 31, 2019, the cumulative amount of such funding was $1,079.1 million (December 31, 2018 - $1,021.4 million). Accrued interest of $540.9 million (December 31, 2018 - $505.6 million) relating to this funding, has not been recognized in these consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Three Months Ended March 31,
	2019	2018

Income for the period	$105,200	$79,704

Adjustments for:

Depreciation and amortization	44,939	56,329

Finance items:

Interest income	(32,829)	(38,895)

Interest and accretion expense	2,018	23,986

Unrealized foreign exchange losses (gains)	(119)	44

Inventory write downs (reversals)	11,111	(11,360)

Income and other taxes	35,510	(25,928)

Other items	(78)	67

Net change in non-cash operating working capital items:

Increase in:

Inventories	(6,432)	(15,386)

Trade, other receivables and prepaid expenses	(21,454)	(13,483)

Decrease in:

Trade and other payables	(25,993)	(33,031)

Deferred revenue	(62,035)	(7,367)
Cash generated from operating activities before interest and tax	$49,838	$14,680

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended March 31,
	2019	2018
Investing activities

Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$11,869	$14,421

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Related parties

As at March 31, 2019, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2018: 50.8%). The following tables present the consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill Resources and its subsidiaries.

	Three Months Ended March 31,

Statements of Income	2019	2018

Operating and corporate administration expenses:

Cost recoveries - Turquoise Hill	$67	$41

Management services payment (i)	(8,190)	(7,049)

Cost recoveries - Rio Tinto (ii)	(8,983)	(8,553)

Finance income:

Cash and cash equivalents (iii)	5,866	3,903

Receivable from Rio Tinto (iv)	22,272	32,273

Finance costs:

Completion support fee (v)	(27,170)	(27,075)

	$(16,138)	$(6,460)

	Three Months Ended March 31,

Statements of Cash Flows	2019	2018

Cash generated from operating activities

Interest received (iii, iv)	$18,493	$15,977

Interest paid (v)	(78,395)	(11,918)

Cash flows from investing activities

Receivable from related party: amounts withdrawn (iv)	275,000	320,000

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i), (ii)	(16,592)	(19,812)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Related parties (continued)

	March 31,	December 31,
Balance Sheets	2019	2018

Cash and cash equivalents (iii)	$741,711	$741,711

Trade and other receivables	14,738	15,641

Prepaid expenses and other assets	64,822	2,928

Receivable from related party and other non-current financial assets (iv) (Note 10)	1,611,284	1,886,284

Trade and other payables (Note 12)

Management services payment - Rio Tinto (i)	(13,383)	(15,700)

Cost recoveries - Rio Tinto (ii)	(37,852)	(35,790)
	$2,381,320	$2,595,074

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At March 31, 2019, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance (Note 13), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At March 31, 2019, the resulting receivable from 9539549 Canada Inc. totalled $1,611.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

At March 31, 2019, the fair value of the receivable approximates its carrying value. The fair value has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the projected timeframe for returning funds to Turquoise Hill, of movements in the fair value of the receivable. This is considered a level 3 fair value measurement.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Related parties (continued)

(v)

As part of the project finance agreements (Note 13), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

19.	Commitments and contingencies

(a)	Capital commitments

At March 31, 2019, the Company had capital expenditure commitments at the balance sheet date of $37.2 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

(b)	Operating lease commitments

The following table presents the future aggregate minimum lease payments under non-cancellable operating leases as at March 31, 2019:

	March 31,	December 31,
	2019	2018

Less than one year	$3,668	$13,737

1 to 5 years	199	9,977

More than 5 years	-	2,147

	$3,867	$25,861

As of January 1, 2019, operating lease commitments consist of minimum lease payments for leases of low value assets and leases with a duration of twelve months or less. Refer to Note 2 (b) for further information.

(c)	Other commitments

During 2017, Oyu Tolgoi signed a new power purchase agreement with the National Power Transmission Grid (“NPTG”) of Mongolia. The power purchase agreement was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (“IMPIC”).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Commitments and contingencies (continued)

The new arrangement took effect on July 4, 2017, subsequent to the expiry of the previous IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier.

At March 31, 2019, the Company had power purchase commitments of $312.3 million. These commitments represent minimum non-cancellable obligations.

(d)

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million from the Mongolian Tax Authority (the “MTA”) as a result of a general tax audit for the period covering 2013 through 2015. In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

The Company is of the opinion that Oyu Tolgoi has now paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholders’ Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government of Mongolia under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court has currently suspended the processing of the case for an indefinite period based on current procedural uncertainty in relation to the tax assessment disputes.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and commenced a 60 working-day negotiation period. The parties were unable to reach a resolution during the 60 working-day period; however, the parties can continue discussions in an attempt to resolve the dispute in good faith. If unsuccessful, the next step would be dispute resolution through international arbitration.

The Company accrues for such matters when both a liability is probable and the amount can be reasonably estimated. The Company believes that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the Underground Mine Development and Financing Plan and Mongolian law and in the opinion of the Company at March 31, 2019, a provision is not required for the amount of approximately $150 million disputed by the Company relating to the years 2013 through 2015 or any additional amounts related to 2016 through March 31, 2019. The amounts that could arise related to 2016 through March 31, 2019 would be material. The final amount of taxes to be paid depends on a number of factors including the outcome of discussions with the government and possible international arbitration. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

20.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

●	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

	Fair Value at March 31, 2019
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$323,709	$323,709	$-	$-

Marketable securities (a)	5,031	5,031	-	-

Trade receivables (b)	30,474	-	30,474	-

	$359,214	$328,740	$30,474	$-

	Fair Value at December 31, 2018
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$315,808	$315,808	$-	$-

Marketable securities (a)	5,566	5,566	-	-

Trade receivables (b)	10,936	-	10,936	-

	$332,310	$321,374	$10,936	$-

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.